SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

AHL Services, Inc

(Name of the Issuer)

AHL Services, Inc.

Francis A. Argenbright, Jr.

Kathleen B. Argenbright

Argenbright Partners, L.P.

Francis A. Argenbright, Jr. Charitable Remainder Trust

A. Clayton Perfall

(Names of Persons Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

001296102

(CUSIP Number of Class of Securities)

AHL Services, Inc.

Francis A. Argenbright, Jr.

Kathleen B. Argenbright

Argenbright Partners, L.P.

Francis A. Argenbright, Jr. Charitable

Remainder Trust

A. Clayton Perfall

c/o AHL Services, Inc.

1000 Wilson Boulevard

Suite 910

Arlington, Virginia 22209

(703) 528-9688

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Filing Person) Copies to:
Russell B. Richards King & Spalding LLP 191 Peachtree Street Atlanta, Georgia 30303

This statement is filed in connection with (check the appropriate box):

a.    ☒    The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through

240.14b-2), Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (“the Act”).

b.    ☐    The filing of a registration statement under the Securities Act of 1933.

c.    ☐    A tender offer.

d.    ☐    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting results of the transaction:     ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$22,870,189	$4,575

*	Estimated solely for purposes of computing the filing fee. The transaction valuation was based on (1) the exchange of approximately 6,277,919 shares of common stock of AHL Services, Inc., par value $0.01 per share (the “Common Stock”) for $1.50 per share in cash and (2) the exchange of approximately 8,968,873 shares of Common Stock for 13,453,310 shares of series B participating preferred stock having a value of $1.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals 1/50 of 1% of the transaction valuation.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,575	Filing Party: AHL Services, Inc.
Form or Registration No.: Preliminary Proxy Statement	Date Filed: May 9, 2003

INTRODUCTION

This Amendment No. 5 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Final Amendment”) is being filed by AHL Services, Inc., a Georgia corporation (“AHL”), Francis A. Argenbright, Jr., Kathleen B. Argenbright, Argenbright Partners, L.P., a Georgia limited partnership, Francis A. Argenbright, Jr. Charitable Remainder Trust and A. Clayton Perfall (Messrs. Argenbright and Perfall, Ms. Argenbright, Argenbright Partners, L.P. and the Francis A. Argenbright, Jr. Charitable Remainder Trust are referred to as the “Re-Investing Shareholders;” the Re-Investing Shareholders along with AHL are referred to as the “Filing Parties”), in connection with an Agreement and Plan of Merger, dated as of March 28, 2003, and as amended on May 8, 2003 and as further amended on May 30, 2003, June 13, 2003, June 30, 2003 and July 16, 2003, (the “Merger Agreement”) by and among by Huevos Holdings, Inc., the Filing Parties and Caledonia Investments plc, a public limited company organized under the laws of England and Wales (“Caledonia”) and amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 (as amended by Amendments No. 1, 2, 3 and 4 thereto) filed by the Filing Parties (the “Transaction Statement”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the 13E-3 transaction. Except as set forth in this Final Amendment, all information in the Transaction Statement remains unchanged.

Item 10.    Source and Amount of Funds or Other Consideration

Term Loan Financing

On August 21, 2003, AHL, Argenbright, Inc., Argenbright Holdings Limited and ServiceAdvantage Corporation (collectively the “Borrowers”) entered into a Financing Agreement with Ableco Finance LLC, as agent, and the lenders signatory thereto (the “Financing Agreement”). Pursuant to the Financing Agreement, AHL borrowed an aggregate of $40,500,000 in two separate term loans. Term loan A, in the principal amount of $10,500,000, bears interest at the greater of (i) prime rate plus 4% or (ii) 8.25%. Unless AHL elects to pay such sum in cash, a portion of the interest payment on term loan A, equal to 2% per annum, will be paid-in-kind and added to the outstanding principal amount of the term loan A. Term loan B, in the principal amount of $30,000,000, bears interest at the greater of (i) prime rate plus 8.875% or (ii) 13.125%; provided however that if AHL does not maintain a defined leverage ratio, the interest rate will increase by 2%. Unless AHL elects to pay such sum in cash, a portion of the interest payment on term loan B, equal to the greater of (i) prime rate plus 5.625% or (ii) 9.875% per annum, will be paid-in-kind and added to the outstanding principal amount of the term loan B. If an event of default occurs under either the term loan A or the term loan B, the interest rate under both term loans will increase by 2%. In addition, AHL is required to pay an anniversary fee equal to 1% of the then outstanding principal amount of term loan B, which fee will be earned and paid by AHL on each one-year anniversary after the closing of the financing until the earlier of the termination and the repayment in full of the term loans A and B or the fourth anniversary of the closing of the financing.

Term loan A and term loan B each mature in 4 years. Term loan B requires quarterly principal payments of $500,000 beginning the third calendar quarter following closing. Both term loans must be prepaid in full if the revolving line of credit, discussed below, is terminated and is not replaced with another acceptable revolving line of credit. In addition, AHL must prepay the loans (1) upon the occurrence of certain extraordinary corporate events by AHL, such as the issuance of debt or equity, an annual excess cash flow (in a percentage in excess of 50%) or the sale of assets or (2) in the case of a sale of all or substantially all of AHL’s German operations. Certain prepayments of the term loan B prior to maturity will be subject to a fee equal to 5% of the amount prepaid prior to the first anniversary; the fee declines by 1% each year after the first anniversary, provided that there will not be a fee (1) on amounts up to $15 million to be prepaid with the proceeds from the sale of AHL’s German operations, (2) on any amounts paid as a result of scheduled amortization or “excess cash flow sweep,” or (3) on any prepayments made within 60 days of its maturity date.

Upon the closing of the financing, Ableco received 10-year warrants to purchase 30,977 shares of AHL’s common stock at an exercise price of $0.01 per share, 526,316 shares of AHL’s series A preferred stock at an exercise price of $0.30 per share and 2,687,328 shares of AHL’s series B participating preferred stock at an exercise price of $0.01 per share.

The Borrowers have granted a security interest in substantially all of their respective assets as security for term loan A and term loan B.

The foregoing summary is qualified by reference to the Financing Agreement and related fee letter. Copies of the Financing Agreement and fee letter are attached as Exhibits (b)(7) and (b)(8), each of which is incorporated herein by reference in its entirety.

Revolving Credit Agreement

        The Borrowers entered into a revolving credit agreement with Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services, Inc., as agent, and the lenders signatory thereto (the “Credit Agreement”), pursuant to which AHL can borrow up to the lesser of (x) $20,000,000 minus, if the Borrowers do not maintain certain financial covenant levels, $2,000,000 and (y) the borrowing base, as defined therein. The Credit Agreement expires in four years and outstanding amounts bear interest at a rate per annum equal to the prime rate plus 1.25%. Under the Credit Agreement, prime rate cannot be less than 4.25%. In addition, the Borrowers are required to pay a fee on the unused portion of the facility equal to .5% per annum, collateral monitoring fees of $4,000 per month, fees related to the issuance and maintenance of letters of credit and certain other fees. The Borrowers have granted security interests in substantially all of their assets as security for the revolving credit facility. This summary is qualified by reference to the Credit Agreement and related fee letter. Copies of the Credit Agreement and fee letter are attached as Exhibits (b)(9) and (b)(10) and incorporated herein by reference in their entirety.

CGW Convertible Bridge Loan

On August 21, 2003, AHL entered into a convertible bridge loan with CGW Southeast Partners IV, L.P. (“CGW”), pursuant to which AHL borrowed $8,000,000. The convertible bridge note expires on August 19, 2004 and outstanding amounts bear interest at the rate of 18% per annum. CGW may, at its option, convert in whole or in part at any time the amounts outstanding under the convertible bridge note into shares of AHL’s series B participating preferred stock in accordance with the formulations contained therein. A copy of the convertible bridge note is attached as Exhibit (b)(11) and incorporated herein by reference in its entirety.

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Item 15.    Additional Information.

On August 19, 2003, at a special meeting of shareholders of AHL, the holders of a majority of AHL’s common stock and the holders of a majority of AHL’s common stock other than the Re-Investing Shareholders and Caledonia approved the merger of Huevos Holdings, Inc. with and into AHL (the “Merger”). The Merger became effective on August 21, 2003 (the “Effective Time”). Pursuant to the terms of the Merger Agreement, at the Effective Time each share of AHL’s common stock that was issued and outstanding immediately prior to the Effective Time (other than shares held by the Re-Investing Shareholders or Caledonia) was converted into the right to receive $1.50 per share in cash without interest and each share of AHL’s common stock that was issued and outstanding immediately prior to the Effective Time and held by the Re-Investing Shareholders or Caledonia was converted into the right to receive 1.5 shares of AHL’s series B participating preferred stock. As a result of the Merger and the transactions consummated in connection therewith at the close of business on August 21, 2003, AHL’s common stock was delisted from the Nasdaq Small Cap Market and became eligible for termination of registration under the Securities Exchange Act of 1934. AHL filed a Form 15 with the Securities and Exchange Commission on August 22, 2003.

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Item 16.    Exhibits

Item 16 of the Transaction Statement is hereby amended and supplemented by adding the following:

Exhibit No.	Description

(b)(7)	Financing Agreement dated as of August 21, 2003 by and among AHL Services, Inc., Argenbright, Inc., Argenbright Holdings Limited, and ServiceAdvantage Corporation as Borrowers, each subsidiary of AHL Services, Inc. listed as a Guarantor on the signature pages thereto, the lenders from time to time party thereto, and Ableco Finance LLC, as agent.

(b)(8)	Letter Agreement, dated August 21, 2003, by and among Ableco Finance LLC, Golub Associates, LLC, AHL Services, Inc., Argenbright, Inc., Argenbright Holdings Limited and ServiceAdvantage Corporation.

(b)(9)	Credit Agreement dated as of August 21, 2003 by and among AHL Services, Inc., Argenbright, Inc., Argenbright Holdings Limited, and ServiceAdvantage Corporation as Borrowers, Merrill Lynch Capital, a Division of Merrill Lynch Business Financial Services, Inc., as agent and as lender, and the lenders from time to time party thereto

(b)(10)	Letter Agreement, dated August 21, 2003, by and among AHL Services, Inc., Argenbright Holdings limited, Argenbright, Inc., ServiceAdvantage Corporation and Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services, Inc.

(b)(11)	Convertible Bridge Note dated as of August 21, 2003 by and between AHL Services, Inc. and CGW Southeast Partners IV, L.P.

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SIGNATURE

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    August 22, 2003

AHL Services, Inc.

by:	/s/ A. Clayton Perfall
A. Clayton Perfall Chief Executive Officer

Francis A. Argenbright, Jr.

/s/ Francis A. Argenbright, Jr.

Kathleen B. Argenbright

/s/ Kathleen B. Argenbright

Argenbright Partners, L.P.

by:	/s/ Francis A. Argenbright, Jr.
Francis A. Argenbright, Jr. General Partner

Francis A. Argenbright, Jr. Charitable Remainder Trust

by:	/s/ Francis A. Argenbright, Jr.
Francis A. Argenbright, Jr. Trustee

A. Clayton Perfall

/s/ A. Clayton Perfall

S-1

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Definitive Proxy Statement filed with the Securities and Exchange Commission on July 22, 2003 (the “Proxy Statement”).**

(a)(2)	Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement (incorporated herein by reference to the Proxy Statement).

(b)(1)	Commitment Letter, dated March 27, 2003, provided by CGW Southeast Partners IV, L.P. to AHL Services, Inc. (incorporated herein by reference to Schedule 13D filed by Huevos Holdings, Inc. on April 4, 2003).†

(b)(2)	Subscription Agreement, dated March 25, 2003, between CGW Southeast Partners IV, L.P. and Huevos Holdings, Inc.*

(b)(3)	Commitment Letter, dated July 2, 2003, provided by Ableco Finance LLC to CGW Southeast Partners IV, L.P., Huevos Holdings, Inc. and AHL Services, Inc.‡

(b)(4)	Commitment Letter, dated July 2, 2003, provided by Merrill Lynch Capital to AHL Services, Inc., Huevos Holdings, Inc. and CGW Southeast Partners IV, L.P.‡

(b)(5)	Letter Agreement, dated July 2, 2003 by and between Ableco Finance LLC, CGW Southeast Partners IV, L.P., Huevos Holdings, Inc. and AHL Services, Inc.‡

(b)(6)	Amendment No. 1, dated July 7, 2003 to Commitment Letter, dated March 27, 2003, provided by CGW Southeast Partners IV, L.P. to AHL Services, Inc.‡

(b)(7)	Financing Agreement dated as of August 21, 2003 by and among AHL Services, Inc., Argenbright, Inc., Argenbright Holdings Limited, and ServiceAdvantage Corporation as Borrowers, each subsidiary of AHL Services, Inc. listed as a Guarantor on the signature pages thereto, the lenders from time to time party thereto, and Ableco Finance LLC, as agent.

(b)(8)	Letter Agreement, dated August 21, 2003, by and among Ableco Finance LLC, Golub Associates, LLC, AHL, Argenbright, Inc., Argenbright Holdings Limited and ServiceAdvantage Corporation.

(b)(9)	Credit Agreement dated as of August 21, 2003 by and among AHL Services, Inc., Argenbright, Inc., Argenbright Holdings Limited, and ServiceAdvantage Corporation as Borrowers, Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services, Inc., as agent and as lender, and the lenders from time to time party thereto.

(b)(10)	Letter Agreement, dated August 21, 2003, by and among AHL Services, Inc., Argenbright Holdings limited, Argenbright, Inc., ServiceAdvantage Corporation and Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services, Inc.

(b)(11)	Convertible Bridge Note dated as of August 21, 2003 by and between AHL Services, Inc. and CGW Southeast Partners IV, L.P.

(c)(1)	Opinion of Raymond James & Associates, Inc. dated March 28, 2003 (incorporated herein by reference to Appendix B to the Proxy Statement).

(c)(2)	Materials presented by Raymond James & Associates, Inc. to the Special Committee on March 28, 2003.*

(d)(1)	Agreement and Plan of Merger, dated as of March 28, 2003, by and among Huevos Holdings, Inc. and AHL Services, Inc., Frank A. Argenbright, Jr., Kathleen B. Argenbright, Argenbright Partners, L.P., Francis A. Argenbright, Jr. Charitable Remainder Trust, A. Clayton Perfall, and Caledonia Investments plc, including the First, Second, Third, Fourth and Fifth Amendments to the Agreement and Plan of Merger (incorporated herein by reference to Appendix A to the Proxy Statement).

(d)(2)	Settlement Agreement between AHL Services, Inc. and Frank A. Argenbright, Jr. dated September 30, 2001 (incorporated by reference to AHL’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).

(d)(3)	Letter Agreement dated as of April 12, 2002, by and between AHL Services, Inc. and Frank A. Argenbright, Jr., relating to the Settlement and Release Agreement (incorporated by reference to AHL’s Annual Report on Form 10-K for the year ended December 31, 2001).

(d)(4)	Conditional Amendment to Employment Agreement, dated March 28, 2003, by and between AHL Services, Inc. and A. Clayton Perfall (incorporated by reference to AHL’s Annual Report on Form 10-K for the year ended December 31, 2002).

(d)(5)	Agreement Regarding Termination of Obligation to Guaranty Indebtedness, dated as of March 28, 2003, between Frank A. Argenbright, Jr. and AHL Services, Inc. (incorporated herein by reference to AHL’s Annual Report on Form 10-K for the year ended December 31, 2002).

(f)(1)	Sections 14-2-1301 to 14-2-1332 of the Georgia Business Corporation Code (incorporated herein by reference to Appendix D to the Proxy Statement).

*	Previously filed with the Rule 13e-3 Transaction Statement on Schedule 13e-3 filed with the Securities and Exchange Commission on May 9, 2003.

†	Previously filed with Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13e-3 filed with the Securities and Exchange Commission on May 13, 2003.
‡	Previously filed with Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13e-3 filed with the Securities and Exchange Commission on July 8, 2003.
**	Previously filed with Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13e-3 filed with the Securities and Exchange Commission on July 22, 2003.